[Genesys letterhead]

October 4, 2005

Mr. Larry Spirgel Assistant Director Mail Stop 3561 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7553 USA
Re:	Genesys S.A. Form 20-F for the year ended December 31 2004
File No. 0-31134

Dear Mr. Spirgel:

I am writing in response to the comment letter dated September 21, 2005, relating to the 2004 Form 20-F of Genesys S.A. (File No. 0-31134). Since receiving the comment letter, we have been working with our legal counsel and our auditors to prepare a response. At the same time, the people in our finance and accounting group have been occupied with our end of September financial close and discussions with our bank lenders relating to our financing agreements.

As a result, we have not yet been able to complete the work necessary to permit us to provide you with a response to your comment letter. We are pursuing this work diligently and expect to respond within the next week to two weeks, and in any event no later than the end of October 2005.

In connection with our response to the staff’s comments, we acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Larry Spirgel, page 2

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned or our outside legal counsel, Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP in Paris (011-33-1-40-74-68-60).

Sincerely yours,

/s/ Michael E. Savage
Michael E. Savage

cc:	Andrew Bernstein, Esq., Cleary Gottlieb Steen & Hamilton LLP